UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Annual General Meeting of Shareholders

FST Corp. (the “Company”) will hold an Annual General Meeting of Shareholders on Monday, December 8, 2025, at 10:00 a.m., Eastern Time. A copy of the Notice of the Annual General Meeting of Shareholders, the Proxy Statement, the Proxy Card, and a form of the FST Corp. 2025 Equity Incentive Plan is attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, and is incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Notice for the Annual General Meeting of Shareholders.
99.2	Proxy Statement for the Annual General Meeting of Shareholders.
99.3	Proxy Card for the Annual General Meeting of Shareholders.
99.4	FST Corp. 2025 Equity Incentive Plan (included as Annex A to Exhibit 99.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: November 12, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer

2